UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 19 October 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB00BJ1F4N75

Issuer Name
MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Morgan Stanley

City of registered office (if applicable)

Country of registered office (if applicable)
US

Name	City of registered office	Country of registered office
Morgan Stanley	Wilmington, Delaware	USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, abov

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
14-Oct-2022

6. Date on which Issuer notified
18-Oct-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	1.568028	3.787071	5.355099	18012562
Position of previous notification (if applicable)
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		5274264		1.568028
Sub Total 8.A	5274264		1.568028%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option (Physically Settled)	21/04/2023	at any time	600	0.000178
Right of recall over securities lending agreements	at any time	at any time	336064	0.099911
Sub Total 8.B1			336664	0.100089%
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	20/02/2023	at any time	Cash	4895621	1.455458
Equity Swap	17/07/2023	at any time	Cash	175600	0.052206
Equity Swap	07/08/2023	at any time	Cash	3586918	1.066384
Equity Swap	01/11/2023	at any time	Cash	3740595	1.112072
Put Option (Physically Settled)	21/10/2022	at any time	Physical	2300	0.000684
Put Option (Physically Settled)	20/01/2023	at any time	Physical	200	0.000059
Put Option (Physically Settled)	21/04/2023	at any time	Physical	400	0.000119
Sub Total 8.B2				12401634	3.686982%
9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Morgan Stanley (Chain 1)
Morgan Stanley (Chain 1)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 1)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 1)	Morgan Stanley Capital Services LLC
Morgan Stanley (Chain 2)
Morgan Stanley (Chain 2)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 2)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 2)	Morgan Stanley & Co. LLC
Morgan Stanley (Chain 3)
Morgan Stanley (Chain 3)	Morgan Stanley International Holdings Inc.
Morgan Stanley (Chain 3)	Morgan Stanley International Limited
Morgan Stanley (Chain 3)	Morgan Stanley Investments (UK)
Morgan Stanley (Chain 3)	Morgan Stanley & Co. International plc		3.686222	5.253819%
Morgan Stanley (Chain 4)
Morgan Stanley (Chain 4)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 4)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 4)	Morgan Stanley & Co. LLC
Morgan Stanley (Chain 4)	Prime Dealer Services Corp.
Morgan Stanley (Chain 5)
Morgan Stanley (Chain 5)	Morgan Stanley Capital Management, LLC
Morgan Stanley (Chain 5)	Morgan Stanley Domestic Holdings, Inc.
Morgan Stanley (Chain 5)	ETCM Holdings, LLC
Morgan Stanley (Chain 5)	E*TRADE Securities LLC
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Of the total voting rights attached to shares in Section 8A, 1,451 (0.000431%) of these are the result of stock borrowing agreements.

12. Date of Completion
18-Oct-2022

13. Place Of Completion
Glasgow

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 19 October 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer